Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Endurance Acquisition Corp.
Commission File No. 001-40810
Date: March 8, 2022

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SatixFy to Go Public via Combination with Endurance Acquisition Corp. Conference Call

March 8, 2022

C O R P O R A T E P A R T I C I P A N T S

Richard Davis, Chief Executive Officer, Endurance Acquisition Corp.

Graeme Shaw, Chief Technology Officer, Endurance Acquisition Corp.

Yoel Gat, Chief Executive Officer, SatixFy

Yoav Leibovitch, Chief Financial Officer, SatixFy

P R E S E N T A T I O N

Richard Davis

Hello, I am Richard Davis, CEO of Endurance Acquisition Corp. Thanks for listening to our call today announcing our Proposed Business Combination with SatixFy.

Let me start by providing some details of the transaction on Slide 7.

Endurance has agreed to merge with SatixFy at a pro-forma enterprise value of $632 million. In addition to the SPAC cash in trust, SatixFy will be receiving a $29 million PIPE investment from investors, including Sensegain Group and Antarctica Capital. Francisco Partners has also provided $55 million in the form of a secured term loan.

Finally, CF Principal Investments LLC, an affiliate of Cantor Fitzgerald, has agreed to provide a $75 million equity facility. It is important to note that neither the management nor the sponsor are selling any shares in this transaction. Management and the sponsor are in this for the long term.

Turning to Slide 8.

Our Management team is part of Antarctica Capital, the global private equity firm with about $2 billion in assets under management. We formed Endurance last year to seek a SPAC partner in the space and wireless technology industries. Endurance completed its IPO in September of 2021 with $201 million of cash held in trust. We were looking for a company that was at the forefront of the New Space and Data Satellite markets, with a scalable high margin business model and a strong and distinguished Management team that would benefit from access to the public markets.

Based on our years of experience working as consultants in the space industry, we came up with an initial list of about 25 companies of interest, and SatixFy was right at the top of that list. We became aware of SatixFy’s impressive capabilities a few years ago from other work we were doing in the industry, but did not know if they would be interested in a transaction with Endurance. We were thrilled to learn that they were in the process of raising capital, and we were able to reach an agreement fairly quickly.

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Turning to Slide 9.

There are a number of factors that are driving our investment in SatixFy. This is a fabless semiconductor company, which means it generates very high margins. This is not a new start up business. They have been around since 2012 and have spent $180 million to date to develop proprietary industry leading technology that no one else has, and that is a key enabler for many of the announced LEO constellations that you’re hearing about. This is a company that has been bootstrapped by serial entrepreneurs who have done this before.

In the past, they’ve successfully launched and grew other satellite related companies like Gilat and RaySat, so they know how to run a public company. They have a great business model with high visibility to over $40 million in revenue in 2022 from contracts with existing customers that are either signed or in final discussions, and they already have visibility into 2023 and 2024 from these same customers.

Let me now turn it over to Endurance’s CTO Graeme Shaw to cover some of SatixFy’s technical differentiation on Slide 10.

Graeme Shaw

Thanks, Richard.

Just to provide some context, I have spent more than twenty years in the space and telecom industries; as a satellite and payload engineer and designer, as a business development executive, as a consultant, and now as an investor. Over that period, I have directly worked with, consulted for, or performed diligence on hundreds of space-sector companies and business plans, and I can state that of all of those companies, I earnestly believe that SatixFy is the most exciting and best positioned to exploit the market conditions that face them.

The satellite sector and the overall global telecommunications industry are currently undergoing a massive sea change, driven by the needs of the data economy and a universal need for reliable connectivity everywhere on earth. This has led to the emergence of several massive satellite constellation projects that aim to address this connectivity need, such as SpaceX’s Starlink, OneWeb, and Telesat’s Lightspeed and Amazon’s Kuiper projects. There are several other similar projects in development in China and other parts of the world. Together, these constellations represent over $100 billion of capital investment, and are set to change the world in a measurably positive way.

SatixFy has technology advantages in several areas that address this opportunity. For example, their wide bandwidth modem ASIC supports the newest DVB-S2X standards with beam-hopping. Their antenna technology provides a totally unique combination of wide bandwidths, high gain, and low loss pointing accuracy, which can dynamically form and steer many beams simultaneously. These are critical enabling technologies for several valuable market verticals, including the many announced LEO constellation and the proposed direct-to-cell 5G satellite networks.

In addition, SatixFy’s technology can completely change the economic equation for several other markets, such as the in-flight connectivity industry. For these reasons, we consider SatixFy as being not just an important cog in the wheel, but as being several critical cogs in the gearbox of the new space economy.

Furthermore, based on our extensive diligence across the industry, we believe SatixFy currently enjoys around a two-year technical lead compared to any other competitor, and with their history of continuous re-investment in R&D, we expect them to maintain that lead.

Anecdotally, I was lucky enough to be exposed to Qualcomm’s management and technical plans in the mid 1990s, and SatixFy’s current positioning and opportunities feels very similar, in having developed unique technology that meets the needs of a changing industry.

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One final point I will make is in regard to the value that SatixFy is creating by designing and building their own products based on their own chips and their own IP. This is the same model followed by some of the most valuable companies in the world. Companies like Apple, Huawei, and Tesla control the low-level IP and the silicon, as well as the manufacturing of the final end-user products, creating tremendous value for their shareholders. This is the same business model that SatixFy is pursuing.

I will now turn it over to SatixFy’s CEO Yoel Gat who will take you through details of the Company beginning on Slide 11.

Yoel Gat

Thank you, Graeme.

I am Yoel Gat, CEO and Co-founder of SatixFy. I founded two previous companies that I managed and grew nicely, one into a public company and one was sold. The first one was Gilat Satellite Networks. I was Founder and employee number 001 back in 1987, took the Company public in 1993 and remained Chairman until 2003. I grew the Company to 3,000 employees, over $550 million in revenue and a $4.5 billion market cap.

Next, I founded RaySat, which we built antennas for broad band on cars, both for one way and two way, and that was later sold for a nice price.

In terms of my educational background, I am an electrical engineer with a degree from Technion Haifa and an MBA from Tel Aviv University. With me today I have our CFO Yoav Leibovitch who can provide some details on his background.

Yoav Leibovitch

Thank you, Yoel.

I am Yoav Leibovitch, Co-founder of SatixFy and CFO since the Company’s inception in 2012. I have partnered with Yoel for most of my career. I was the CFO at Gilat from 1991 to 2003, and VP Bisdev from 2005 to 2008, and later joined Yoel at RaySat Inc. where I was CEO from 2009 to 2012. My educational background includes both a CPA and MBA from the Hebrew University of Jerusalem.

Yoel Gat

Thanks, Yoav. Turning now to Slide 12.

You can see a high-level overview of SatixFy. As Richard mentioned, we have spent over $180 million in R&D to develop our products over the past 10 years, all of which has been expensed as incurred. We currently have a backlog of over $400 million in revenues from contracts that have either been signed or are in active discussion to be signed, and this backlog extends into 2025.

To date, we have received over $70 million of funding from the U.K. government, and we expect more funding from the U.K. Agency going forward. We have two main customers in significant backlog. Telesat, where we are providing whole ground systems, and OneWeb, where we are providing aero terminals and will also be providing second generation ground systems.

Let me turn to a discussion of our market opportunity beginning on Slide 14. The LEO satellite market will be going through a massive deployment wave in the next 5 to10 years. Over $100 billion of investment will drive tens of thousands of satellite launches and tens of thousands of antennas, all of which will be needed on board processors and electronically steerable antennas. There will also be a need for millions of low-cost user terminals with wideband modems on the ground.

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As illustrated on Slide 15, this adds up to a $20 billion Total Addressable Market for SatixFy in three primary areas: LEO constellation payloads, ground-based user terminals, and aerospace user terminals. We also have an opportunity to sell chips for certain customers, which provide incremental revenues up to $20 billion Total Addressable Market.

On Slide 16 we provide some further breakdown to those individual market opportunities. The LEO opportunity alone is a $10 billion for SatixFy by 2028. By 2028 we expect 12 million user terminals to be sold at a target price of around $500 apiece, which is down substantially from current pricing of over $2,000 per unit.

SatixFy’s technology will be a big factor in driving down those price points. This results in a market opportunity of $6 billion. On the payload side, we expect 6,000 to 8,000 units and a price of roughly $500,000, which results in a Total Addressable Marke of roughly $3 billion to $4 billion by 2028.

On Slide 17, we will walk you through the huge opportunity for the in-flight connectivity market.

Wi-Fi on a plane today can provide customers with 100 megabits per second connectivity rate, but with our solutions, airlines will be able to provide gigabits per second per plane connectivity. There is an opportunity for tens of thousands of line-fit units by 2029, and with an expected system price of $200,000 to $250,000 per unit, this presents a Total Addressable Market of $10 billion to $12 billion for SatixFy.

We already have Airbus as a customer and are investing in serious development work with them. We did our first demo with them in 2019, and we will have a demo with our latest technology in May. There is currently a 10 year $2.5 billion out for bid with Airbus, that we are involved with two out of four competing proposals, so we expect to receive a significant piece of this business. There are plenty of other customers for our technology as well, both in flight service companies and airlines. We expect line-fit installation for our technology to begin in the 2023 to 2024 timeframe. As we note this technology will require a complete LEO constellation working, which we do not expect until 2024.

On Slide Number 18 we highlight another huge opportunity for SatixFy: 5G.

The idea here is to use regular 5G phone technology with limited infrastructure over LEO. This is in development right now, and we believe this could be a huge market, with up to $35 billion in service revenues possible by 2030. We are very well-positioned in the market. Our chips can look at 128 beams on the ground at the same frequency, so it is like 128 base stations on a satellite. I will emphasize that our current forecast does not include any revenue from 5G, so you should think about this as a very big upside opportunity as we move forward.

Moving to Slide 20, I will provide some more details about the Company.

We currently have 210 employees across many engineering professions. We have approximately 50 silicon engineers, about 50 working on hardware and software, and 60 working on products and antennas. We are located across sites in multiple countries with headquarters in Israel. In Farnborough near London, we design our antennas. In Manchester U.K., we design and build our payloads, and this is what allows us to get funding from the U.K. Space Agency. We have a location in Bulgaria for antennas and systems for the aero, and in the U.S. for analogue design of the chips.

On Slide 21, I will walk you through an overview of our products, all of which are enabled by our own in-house silicon.

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On the chip side for ground terminals, we have one modem family and one beam forming family, which we call our Prime chip. The modem is unique and allows for beam hopping, with 1 gigahertz; no one else in the market can do that. We are also in the third generation of our space chips. The Sx4000 just taped out recently and is our chip for payloads.

Our Prime 2.0 digital beamformer will be taped out next month. Both of those chips will be available product this year, and there is no competition for the market today that has the capabilities of our chips. Our digital beam forming and has several advantages; multiple beams that you can see on our platform. Second, we can build any size of array. Most others will have some limitations on size and bandwidth.

Turning to the products on the bottom of the slide, several of those are available today. We note that all of our products include our chips technology, and that we believe that selling products to customers provides a significant advantage in terms of controlling the end user experience. The internet of things terminals are currently available. The inflight connectivity product will be available next year. The COTM terminal is designed for military vehicles and solves the problem of ground interference with a satellite, as our satellite allows the vehicle to look at multiple satellites. The broadband modem is available today, and we have sold well over one 100,000 units to date. We’re currently building payload products for multiple customers.

I want to turn to Slide 22 and say a few words about the competition.

We really have no true competition on the LEO front. Some potential customers build things themselves, but they have been forced to do things in a less efficient manner, like Space X and others. If they had used our technology, they could have saved a lot of money. We have heard of one potential competitor that might have a chip in two years away, but is providing specs that are more limited compared to what we already have today, and we will continue to spend significant amounts of money on R&D to keep our technology.

On the antenna side there is some analogue competition, but they have limitations on both size and bandwidth. There are also some companies trying new technologies, but these are more of a science project at this point, things like liquid crystal display in tubes. These types of products would have several issues, including environmental issues, and tracking problems, and none of these solutions could benefit from the scale of our ASIC solution can provide.

On the payload side of the market, we will be able to do things that no one else can. Some will try to match our functionality by using FPGAs, but that will be more expensive and will consume much more power.

Moving to Slide 23, we will provide a sample of our customers to date, most of which are leaders in the space industry.

Some of these are system integrators, and we already mentioned Telesat, OneWeb, and Airbus. We have a relatively strong position with Chinese customers, as most of the modem players there use our chips. It is important to note that we have received export license approval from the U.K. government to sell our payloads to Chinese satellite manufacturers.

Let me now turn the presentation back over to Yoav in order to cover more of the financials.

Yoav Leibovitch

Thanks, Yoel. On Page 25 I will walk through our financial highlights.

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Beginning in the upper left of the slide, we demonstrate our plan for a 75%-plus revenue cumulating average growth rate through 2026, ending the projection period with over $370 million in revenues in 2026. Our near-term revenue will be driven primarily by chip and terminal sales, but by the time we reach 2026, we expect a fairly equal contribution from all of our products and markets.

On the upper right side of the slide, we highlight the high near-term visibility we have to this revenue ramp. Yoel noted that we have a $175 million backlog of contracts that are either already signed or in active discussions with our existing customers. This is highlighted as the dark blue portion of the bars and note that almost our entire $40 million forecast for 2022 has already been signed or will be signed shortly.

The grey portion of the bars is based on input from our existing customers regarding their plans to ramp various projects over the next three years. We expect to sign contracts on a good portion of those contracts over the course of 2022 to 2023. It is also important to note that most of our projections are based on expected revenues from existing customers. We continue to have active discussions with new customers, and any contracts signed would be additive to the plan we have outlined.

Moving to the bottom of the slide, it is important to highlight that we expect gross margins of around 60% throughout our forecast period, and that we expect EBITDA margins will settle around 30% a few years out, after turning modestly positive in 2022. We have substantial IP that allows for the high gross margins. We outsource manufacturing of our chips for a relatively low cost and sell many of these for significantly higher prices. This results in over 90% gross margin for most chip sales and above 50% for products.

We will continue to spend aggressively on R&D to extend our technology lead, and we forecast that our Capex spending will remain pretty low, and we expect a continued government support from the U.K. Space Agency. As a result, we expect over $200 million in cumulative free cash flow generation through 2026. So, this will be a nice profitable business.

Let me now turn the presentation over to Richard to cover comparable companies and valuation.

Richard Davis

Thanks, Yoav.

Let me start off Slide 26 by reiterating that this is not a liquidity event for either Management or the Sponsor. Given the potential deals with Airbus and others, it is important for SatixFy to become a public Company so that long term partners have visibility into their financial stability. So, we are looking to price this at a level that will allow for significant shareholder appreciation over time. This is a Company with a massive and rapidly expanding TAM, that has proven disruptive technology; a Company that is vertically integrated with in-house silicon capability, and as Yoav demonstrated, with a very large backlog and high visibility to near-term growth with large customers.

Given those characteristics we looked at a comparable universe of high growth semi companies as well as some high growth space related comps.

On the valuation benchmark on the slide, you will see that we are pricing this at a discount to both the semi and space comp group. Valuation in line with those peers for 2022 implies an enterprise value range of $700 million to over $1 billion for SatixFy, well above this offering $632 million enterprise value.

On the operational benchmark on the slide, we also demonstrate that SatixFy’s operational metrics like growth rate and gross margin compare very favorably with those same semi and space comp groups.

Thank you for joining us today. That concludes the presentation.

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Important Information About the Proposed Transaction and Where to Find It.

The proposed business combination will be submitted to shareholders of Endurance for their consideration. SatixFy intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Endurance’s shareholders in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s shareholders in connection with the completion of the proposed business combination.

After the Registration Statement has been filed and declared effective, Endurance will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Endurance’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Endurance’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Endurance, SatixFy and the proposed business combination.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC's website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements.

This transcript includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These statements are based on various assumptions, whether or not identified in this transcript, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance.

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These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this transcript. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so.

These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Participants in Solicitation.

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed business combination will be set forth in Endurance’s proxy statement/prospectus when it is filed with the SEC.

You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus dated September 14, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors, and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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